April 6, 2021

FORM C

Up to $5,000,000.00

FAIR WINDS EQUITY FUND 1 LLC

Nonmanaging Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Fair Winds Equity Fund 1 LLC, a Virginia Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Nonmanaging Interests of the Company (the "Securities" or the "Nonmanaging Interests"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $1,000,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Silicon Priarie Holdings LLC (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500	$25	$475
Aggregate Minimum Offering Amount	$1,000,000	$50,000	$950,000
Aggregate Maximum Offering Amount	$5,000,000	$180,000	$4,820,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A Regulation Crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities, and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the SA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Site, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the SA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

The date of this Form C is April 6, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

THE SHAHEEN LAW FIRM, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

FORWARD LOOKING STATEMENT DISCLOSURE

THIS FORM C AND ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN CONTAIN FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT OR RELATING TO PRESENT FACTS OR CURRENT CONDITIONS INCLUDED IN THIS FORM C ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS GIVE THE COMPANY'S CURRENT REASONABLE EXPECTATIONS AND PROJECTIONS RELATING TO ITS FINANCIAL CONDITION, RESULTS OF OPERATIONS, PLANS, OBJECTIVES, FUTURE PERFORMANCE AND BUSINESS. YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY THE FACT THAT THEY DO NOT RELATE STRICTLY TO HISTORICAL OR CURRENT FACTS. THESE STATEMENTS MAY INCLUDE WORDS SUCH AS "ANTICIPATE," "ESTIMATE," "EXPECT," "PROJECT," "PLAN," "INTEND," "BELIEVE," "MAY," "SHOULD," "CAN HAVE," "LIKELY" AND OTHER WORDS AND TERMS OF SIMILAR MEANING IN CONNECTION WITH ANY DISCUSSION OF THE TIMING OR NATURE OF FUTURE OPERATING OR FINANCIAL PERFORMANCE OR OTHER EVENTS.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS FORM C AND ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN ARE BASED ON REASONABLE ASSUMPTIONS THE COMPANY HAS MADE IN LIGHT OF ITS INDUSTRY EXPERIENCE, PERCEPTIONS OF HISTORICAL TRENDS, CURRENT CONDITIONS, EXPECTED FUTURE DEVELOPMENTS AND OTHER FACTORS IT BELIEVES ARE APPROPRIATE UNDER THE CIRCUMSTANCES. AS YOU READ AND CONSIDER THIS FORM C, YOU SHOULD UNDERSTAND THAT THESE STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE OR RESULTS. THEY INVOLVE RISKS, UNCERTAINTIES (MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL) AND ASSUMPTIONS. ALTHOUGH THE COMPANY BELIEVES THAT THESE FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, YOU SHOULD BE AWARE THAT MANY FACTORS COULD AFFECT ITS ACTUAL OPERATING AND FINANCIAL PERFORMANCE AND CAUSE ITS PERFORMANCE TO DIFFER MATERIALLY FROM THE PERFORMANCE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ANY OF THESE ASSUMPTIONS PROVE INCORRECT OR CHANGE, THE COMPANY'S ACTUAL OPERATING AND FINANCIAL PERFORMANCE MAY VARY IN MATERIAL RESPECTS FROM THE PERFORMANCE PROJECTED IN THESE FORWARD- LOOKING STATEMENTS.

ANY FORWARD-LOOKING STATEMENT MADE BY THE COMPANY IN THIS FORM C OR ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN SPEAKS ONLY AS OF THE DATE OF THIS FORM C. FACTORS OR EVENTS THAT COULD CAUSE OUR ACTUAL OPERATING AND FINANCIAL PERFORMANCE TO DIFFER MAY EMERGE FROM TIME TO TIME, AND IT IS NOT POSSIBLE FOR THE COMPANY TO PREDICT ALL OF THEM. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE, EXCEPT AS MAY BE REQUIRED BY LAW.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: FWCInvestments.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Rest of This Page Left Intentionally Blank

Table of Contents

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Fair Winds Equity Fund 1 LLC (the "Company") is a Virginia Limited Liability Company, formed on March 11, 2021.

The Company is located at 640 Butterfly Dr. Chesapeake, VA 23322

The Company's website is FWCInvestments.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Company

Name	Address
Fair Winds Equity Fund 1 LLC	640 Butterfly Dr. Chesapeake, Virginia 23322

The Offering

Minimum amount of Nonmanaging Interests being offered	2,000
Total Nonmanaging Interests outstanding after Offering (if minimum amount reached)	8,000
Maximum amount of Nonmanaging Interests	10,000
Total Nonmanaging Interests outstanding after Offering (if maximum amount reached)	0
Purchase price per Security	$500.00
Minimum investment amount per investor	$500.00
Offering deadline	September 1, 2021
Use of proceeds	See the description of the use of proceeds contained herein.
Voting Rights	See the description of the voting rights contained herein.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of the Commonwealth of Virginia on March 11, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of its executive officers.
In particular, the Company is dependent on Jonathan New, Vadim Reyblat, Corey Chonsky, and Andrew Ladner, each of whom executive officers of the Company. Each Member/executive officer adds value to the extent that the loss of any Member or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jonathan New, Vadim Reyblat, Corey Chonsky, and Andrew Ladner as both Principals of the Manager and executive officers of the Company in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of the aforementioned individuals die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S..
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment a reduction in the number of states that are changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Our future cash flow is dependent on the performance of our tenants.
We are subject to risks that financial distress, default or bankruptcy of our tenants may lead to vacancy at our properties or disruption in rent receipts as a result of partial payment or nonpayment of rent or that expiring leases may not be renewed. Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather or natural disaster, there can be no assurance that our tenants' level of sales and financial performance generally will not be adversely affected, which in turn, could negatively impact our rental revenues.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.
As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in real estate services. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

The former decline in economic conditions and disruptions to markets could cause us to suffer operating losses, adversely affect our liquidity, and create other business problems for us.
The global and U.S. economies experienced significant declines in 2008 and 2009 from which they have not fully recovered. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. While there have been indications of a partial recovery we could experience losses, resulting primarily from a lower occupancy rate. Economic conditions or the real estate and other markets generally may not fully recover in the near term, in which case we could experience losses and write-downs of assets, and could face capital and liquidity constraints and other business challenges.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties. Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

We are subject to risks that affect the general multifamily real estate environment. Our properties are in the multifamily real estate market. This fact means that we are subject to factors that affect the multifamily real estate environment generally, including the level of consumer spending and consumer confidence, unemployment rates, the threat of terrorism and increasing competition from competing multifamily properties.

Our business is dependent on perceptions by tenants of the convenience and attractiveness of our multifamily properties, and our inability to maintain a positive perception may adversely affect our revenues. We are dependent on perceptions by tenants of the safety, convenience and attractiveness of our multifamily properties. If tenants perceive competing properties and other residential options to be more convenient or of a higher quality, our revenues may be adversely affected.

Our inability to enter into renewal or new leases with tenants on favorable terms or at all for all or a substantial portion of space that is subject to expiring leases would adversely affect our business. Our properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any renewal or replacement lease may be less favorable to us than the existing lease. We would be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms or at all. Additionally, we may not be able to lease our properties to an appropriate mix of tenants. Tenants may negotiate leases containing exclusive rights to sell particular types of merchandise or services within a particular retail property. These provisions may limit the number and types of prospective tenants for the vacant space in such properties.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

Inflation or deflation may adversely affect our results of operations and cash flows.

Increased inflation could have an adverse impact on interest rates, property management expenses and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

The Managing Members are free to form a wholly-owned subsidiary or a separate entity owned and controlled by them to purchase the portfolio, or a portion thereof, of the Properties this Fund invests in. *As an exit strategy, the Fund may sell the properties owned by the Fund at the end of its projected business plan to an entity wholly owned and/or controlled by the Fund's Managing Members.*

Market Fluctuations in Rental Rates and Occupancy Could Adversely Affect Our Operations.

As leases turn over, our ability to re-lease the space to existing or new tenants at rates equal to or greater than those realized historically may be impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing buildings prior to the expiration of their lease term), and the level of improvements which may be required at the property. We cannot be assured that the rental rates we obtain in the future will be equal to or greater than those obtained under existing contractual commitments. If we cannot lease all or substantially all of the expiring space at our properties promptly, or if the rental rates are significantly lower than expected, then our results of operations could be negatively impacted.

We depend on tenants, and a bankruptcy, insolvency or inability to pay rent by any of these tenants could result in a decrease in our rental income, which could have an adverse effect on us.

The inability of a single significant tenant or multiple tenants to pay rent or the bankruptcy or insolvency of such tenant(s) may adversely affect the income produced by our properties. If any of these tenants were to experience a downturn in its business or a weakening of its financial condition resulting in its failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. In many cases, we may have made substantial initial investments in the applicable leases through tenant improvement allowances and other concessions that we may not be able to recover. Any such event could have an adverse effect on us and our results of operations.

The properties are encumbered by provisions of leases and other pre-existing conditions.

The properties will be subject to the lease and other agreements or conditions such as easements, declarations, and restrictive covenants entered into by prior owners, which run with the land and apply to the properties post acquisition and lease. These obligations apply to the owner, operator and tenant of the Property.

The financial distress, default or bankruptcy of our tenants would have an adverse effect on our business.

The financial distress, default or bankruptcy of our tenants may also lead to protracted and expensive processes for retaking control of our properties than would otherwise be the case, including, eviction or other legal proceedings related to or resulting from the tenant's default. These risks are greater with respect to certain of our tenants who lease multiple units from us. If a tenant files for bankruptcy protection it is possible that we would recover substantially less than the full value of our claims against the tenant. If our tenants do not perform their lease obligations; or we are unable to renew existing leases and promptly recapture and re-let or sell our properties; or if lease terms upon renewal or re-letting are less favorable than current or historical lease terms; or if the values of properties that we sell are adversely affected by market conditions; or if we incur significant costs or disruption related to or resulting from tenant financial distress, default or bankruptcy; then our cash flow could be significantly adversely affected.

If rents in our markets do not increase sufficiently to keep pace with rising costs of operations, our operating results will decline.

The success of our business model will substantially depend on conditions in the multifamily rental property market in our geographic markets. Our business depends on assumptions about, among other things, occupancy and rent levels. If those assumptions prove to be inaccurate, our operating results will be worse than expected.

Insurance held by the tenant may be insufficient to cover damage and/or losses.

Although we require our tenants to carry insurance, they may fail to do so or may carry insufficient insurance to cover all losses. In such case, we may have to pay for replacements or repairs in order to restore the property to its prior condition. Due to the tenant's loss they may not be able to indemnify or reimburse us for such expenses which could adversely affect our business and results of operations.

In certain circumstances, the tenant may assign their lease without our consent.
Certain leases allow the tenant to assign the lease to a third party under certain conditions without our consent. We may not approve of such replacement tenant and such tenant may not possess the required credentials of one of our tenants. Regardless, we must accept such assignee and the risk such tenant poses to our property and ability to collect rents necessary for our business.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.
The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.
Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our properties, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting our tenant's ability to conduct their businesses.

Risks Related to the Securities

The Nonmanaging Interests will not be freely tradable until one year from the initial purchase date. Although the Nonmanaging Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Nonmanaging Interests. Because the Nonmanaging Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Nonmanaging Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Nonmanaging Interests may also adversely affect the price that you might be able to obtain for the Nonmanaging Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities

laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Virginia law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent

Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness and other non- equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows and capital levels.

Insufficient Distributions for Tax Purposes

If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability

The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management

Our Manager, Fair Winds Capital Investments LLC, through its Principals, Jonathan New, Corey Chonsky, Vadim Reyblat, and Andrew Ladner, will have full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Virginia law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to affect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

COMPANY AND THE BUSINESS

The Company is raising a fund to purchase multifamily real estate in the following Markets and Submarkets:

1. Market: Virginia
    a. Submarket: Hampton Roads/Richmond
2. Market: North Carolina
    a. Submarket: Raleigh/Durham/Charlotte
3. Market: South Carolina
    a. Submarket: Charleston
4. Market: Georgia
    a. Submarket: Atlanta/Augusta/Savannah
5. Market: Alabama

      a.   Submarket: Huntsville/Birmingham/Auburn/Mobile
6.   Market: Florida
      a.   Submarket: Jacksonville/Tallahassee/Orlando

The Company's mission is to transform communities by improving their tenants' lives and apartment the condition of the apartment complexes within which they live while also building wealth and consistent returns for their clients.

The Manager has identified 844 units with $54.6M in value between Warner Robins, Georgia and Hampton Roads, Virginia to purchase shortly after closing on the current fund. Please refer to the Business Plan in Exhibit A for more information on acquisition strategies.

Company Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Fair Winds Equity Fund 1 LLC and the percentage owned:

Jonathan New	25%
Corey Chonsky	25%
Vadim Reyblat	25%
Andrew Ladner	25%

Litigation:
There is no litigation pending at this time.

Intellectual Property
The Company is dependent on the following intellectual property:

The Company owns the rights to "Fair Winds Capital Equity Fund 1"; and

The Company web site as listed before is www.FWCInvestments.com; and

The Manager owns the rights to "Fair Winds Capital Investments"

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

Per the Business Plan in Exhibit B, we have 844 multifamily units under contract that we will be purchasing on close of this Fund. One hundred percent of the Net Proceeds of this capital raise will go to purchasing those units.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If Closing cost exceed budget If Repairs exceed budget and if the loan is different than proposed by the lender at this time.

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$1,000,000	$5,000,000
Less:		
Legal Preparation	$13,500	$13,500
FWCI Fees	$20,000	$100,000
Net Shares Fee	$50,000	$180,000
Net Proceeds	$916,500	$4,706,500
Proceeds Used to Purchase Offerings Under Contract	$916,500	$4,706,500
Total Use of Net Proceeds	$916,500	$4,706,500

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jonathan New – Director/CEO
Dates of Board Service: October 21, 2020 - Present
Principal Occupation: Real Estate Investment Manager
Employer: Fair Winds Capital Investments LLC
Employer's Principal Address: 640 Butterfly Dr. Chesapeake, Virginia 23322

Employer: US Navy
Title: Commander
Dates of Service: December 2004 – Present
Responsibilities: Manage/lead organizations/programs up to 225 people while overseeing an annual budget eclipsing $60M

Name

Corey Chonsky
Dates of Board Service: October 21, 2020 - Present
Principal Occupation: Director of Commercial Real Estate
Employer: Fair Winds Capital Investments LLC
Employer's Principal Address: 640 Butterfly Dr. Chesapeake, Virginia 23322

Employer: US Navy
Title: Lieutenant Commander
Dates of Service: May 2001 – Present
Responsibilities: In charge of reactor testing and management

Name

Vadim Reyblat
Dates of Board Service: October 21, 2020 - Present

Principal Occupation: Deputy Director/Director of Operations
Employer: Fair Winds Capital Investments LLC
Employer's Principal Address: 640 Butterfly Dr. Chesapeake, Virginia 23322

Employer: US Navy
Title: Information Professional Officer
Dates of Service: May 2015 – Present
Responsibilities: In charge of tactical network systems on board aircraft carrier.

Name

Andrew Ladner
Dates of Board Service: October 21, 2020 - Present
Principal Occupation: Director of Residential Real Estate
Employer: Fair Winds Capital Investments LLC
Employer's Principal Address: 640 Butterfly Dr. Chesapeake, Virginia 23322

Employer: US Navy
Title: Major/Pilot
Dates of Service: May 2002 – Present
Responsibilities: In charge of safe operations of a helicopter group

---

Employees

The Company does not have any employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Nonmanaging Interests
Amount outstanding	
Voting Rights	All voting rights are held by the Manager
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors will not have any voting rights

Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0%

The Company has the following debt outstanding: There is no outstanding debt currently.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Company intends to achieve/maintain/improve profitability in the next 12 – 24 months by implementing a value add strategy detailed in the Business Plan located at Exhibit A.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as the Offering proceeds will augment our initial investments and be used to execute our business strategy. The Company does not currently have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 10,000 Nonmanaging Interests for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $1,000,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 1, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a case by case basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Shaheen Law Firm in escrow until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Silicon Priarie Holdings LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5% of the first $1,000,000 raised

4% of the second $1,000,000 raised; and

3% of the next $3,000,000 raised

Stock, Warrants and Other Compensation

N/A.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), we will have 8000 Nonmanaging Interests outstanding.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities. The Company's Manager determines when and how distributions are made. We make Quarterly distributions. The Nonmanaging Interests are entitled to a preferred return. The preferred return on the Nonmanaging Interests is equal to 6% annually. The Company will not be required to make special minimum tax distributions to holders of Nonmanaging Interests, in the event that regular distributions are insufficient to pay such holders' tax liabilities.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of Nonmanaging Interests are not required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Nonmanaging Interests will be able to transfer their Nonmanaging Interests with the approval of the Company. All transfers of Nonmanaging Interests are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of Nonmanaging Interests upon such holder's withdrawal from the Company.

Voting and Control

The Securities have the following voting rights: No voting rights

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,
3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Nonmanaging Interests upon the following conditions, If the investor wants out, the company has the right of first refusal at a negotiated price. Upon such repurchase, Purchasers are not guaranteed a return on their investment.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to

avoid the 100-partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company.

No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve- month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2)) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized with in the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
N/A			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Manager: Fair Winds Capital Management LLC

_____
(Signature)

Jonathan New_____
(Name)

Co-Manager_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Manager: Fair Winds Capital Management LLC

_____
(Signature)

By: Jonathan New_____
(Name)

Manager_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 100

Fair Winds Equity Fund 1

FWEF-1

About Fair Winds Capital Investments

A HISTORY
THE NAME AND THE TEAM

FAIR WINDS, A PHRASE SAID BETWEEN SHIPMATES IN THE NAVY, MEANS "I WISH YOU A SAFE AND PROSPEROUS JOURNEY."

FOUNDED SOLEY BY NAVY AND MARINE CORPS OFFICERS, FAIR WINDS MODELS OUR GOALS FROM THIS PHRASE. WHILE NO INVESTMENT IS EVER TOTALLY SAFE, WE STRIVE TO THINK OF ANY POSSIBLE RISKS AND THE STRATEGIES TO MITIGATE THOSE RISKS DERIVED FROM DECADES OF COLLECTIVE REAL ESTATE EXPERIENCE.

BOARD OF DIRECTORS



JONATHAN NEW

Director

COREY CHONSKY

Director
COMMERCIAL REAL
ESTATE

VADIM REY

DEPUTY DIRECTOR

DREW LADNER

DIRECTOR
RESIDENTIAL REAL ESTATE

OUR EXPERIENCED TEAM

$5.5M
renovations
completed

253
Units under management

4
syndication
sponsorships

$20.6M
assets under management

65
Real estate transactions
in previous year

26
combined years of
real estate investing
experience

66
Combined years of
military leadership
experience

0
deals that trail
proforma

Fair winds by the numbers

Although founded in 2020, Fair winds capital is comprised of a group of top performers both in their military and investing careers. Having worked together on other ventures, the board of directors brings a synchronized vision to their investments.

THE FAIR WINDS TARGET MARKETS AND SUBMARKETS



VIRGINIA - HAMPTON ROADS / RICHMOND

NORTH CAROLINA - RALEIGH / DURHAM / CHARLOTTE

South Carolina - CHARLESTON

GEORGIA - ATLANTA / AUGUSTA / SAVANNAH

ALABAMA - HUNTSVILLE / BIRMINGHAM / AUBURN / MOBILE

FLORIDA - JACKSONVILLE / TALLAHASSEE / ORLANDO



CURRENT FAIR WINDS LOCATIONS
HAMPTON ROADS, VIRGINIA / MACON, GEORGIA



ACQUISITION GUIDELINES

ECONOMY

- Zip Code income avg over $45k
- Over 1.5% YoY job growth
- Over 3.5% YoY rent growth
- 3 major employment centers
- Average home prices over $155,000

POPULATION

- Over 75,000 within 10 miles
- Over 1.2% YoY growth by zip code

COMMUNITY

- Easy Highway Access
- Within 5 min of grocery / food
- Within 1 hour of major airport / msa
- B / C+ neighborhood, trending up
- strongly rated school systems
- low violent crime statistics

VALUE ADD (EXAMPLES)

- Vacancy over 25%
- Expense ratio over 60%
- Rents over $150 below market
- Not capturing "other" income
- Owner paid utilities

PERFORMANCE

- 100% capital return by year 5
- Average Annual return over 20%
- DSCR over 1.25x

PROPERTY

- Over 70 units
- Townhome or Garden Style
- Onsite management
- Under 30% one bedroom mix
- C+ Class property or better
- Amenities on site
- Able to add washer/dryers

$20M

Total raise target
May 2021

70%

Investor Equity Split

8%

Investor Preferred Return

6 Years

100% Return of capital

10 years

dividends received

2.0x

equity multiple

16.5%

Average Annual Return

16.5%

internal rate of return

6.5%

cash on cash year 1

HOW: WAYS THAT WE EARN YOUR RETURNS



SPONSORSHIP
OUR PRIMARY ROLL
IN REAL ESTATE



LIQUIDITY /
NET WORTH
KEY PRINCIPAL(KP)



MENTORSHIP
EXPERIENCE
KEY PRINCIPAL



EMD LENDING
RECYCLED BACK
TO FWEF-1 AT
CLOSING



ASSET AND
BUSINESS PLAN
MANAGEMENT

HOW: FWEF-1 FUND ACQUISITIONS PROCESS



Fully Funded may 2021



Close Initial Deals



Acquire Deals That align with Advertised Parameters



Deals Refinance, Capital is Reinvested into New Properties



Properties Sell, Proceeds are Split Amongst GP/LP

WHY: FWEF-1 FUND CAPABILITIES



IMMEDIATELY
DEPLOYABLE CAPITAL
TO COMPETE FOR
BEST DEALS



NUMEROUS ENTRY
STRATEGIES INTO
DEALS (KP / EMD)



DIVERSIFY
RETURNS TO
MITIGATE RISK



ACCESS TO ROBUST
OFF MARKET
CAMPAIGNS



QUARTERLY DIVIDENDS
YEAR 1
MONTHLY DIVIDENDS
YEARS 2-10

Initial acquisitions

844 Units
$54.6M Initial value
two thriving MARKETS





654 Unit Portfolio

Macon/Warner Robins, GA

FIVE PROPERTIES
LIGHT CONSTRUCTION / HEAVY MANAGEMENT VALUE ADD



J New Investing Portfolio

Hampton Roads, VA

RESIDENTIAL AND COMMERCIAL
STABILIZED AND CASH FLOWING



Hampton Roads offerings

OWNERSHIP IN 66 UNITS

HEAVY CONSTRUCTION AND MANAGEMENT VALUE ADD DEALS WITH IMMENSE UPSIDES

J New investing

OWNERSHIP RIGHTS OF 163 UNITS
ACROSS 16 PROPERTIES

J New investing key points

OCCUPANCY - 94%

GROSS INCOME - $156,000

EXPENSES - $41,500

PROFORMA NOI - $140,000

TOTAL VALUE -$2.7M

PURCHASE - $1.3M

TOTAL EQUITY - $919,000

DOWN PAYMENT - $600,000

654 UNIT PORTFOLIO

FIVE PROPERTIES IN B AND C+ AREAS
EXCEPTIONAL COMMUNITY APPEAL

654 UNIT PORTFOLIO KEY POINTS

OCCUPANCY - 84%
GROSS INCOME - $6.3M
EXPENSES - $3.49M
PROFORMA NOI - $3.96M
PURCHASE - $45.5M
TOTAL EQUITY - $10.5M

VS
VILLAGE SOUTH
APARTMENT HOMES
478-225-2080

Hampton roads offerings

66 units across two quickly emerging submarkets of hampton roads

Hampton Roads
key points

occupancy – 88%

gross income – $604,000

expenses – $319,000

proforma noi – $387,000

total value – $6.4M

total equity – $2.05M

investment – $650,000

Investment Breakdown

Uses of the $20M fund

Macon / Warner Robins 654 unit - $12M
reserves for deployment / operations - $5M
Liquidity - $1M
Hampton roads offerings - $650,000
start up fees - $750,000
J New investing - $600,000



Reserves
25%

Liquidity
10%

Hampton Roads
1.7%

654 Unit Portfolio
60%

FEES AND CARVE OUTS

FUND START UP
3.75% OF RAISED CAPITAL

LEGAL
INITIAL MARKETING
FINANCIAL AUDIT
BROKER / DEALER SERVICES
EXCESS PAID TO MANAGER: NOT TO EXCEED 3.75%

INDIVIDUAL PROPERTIES

ACQUISITION FEE - 2.5% PURCHASE
ASSET MANAGEMENT - 3% NET INCOME
CONSTRUCTION - 1% PURCHASE IF OVER $1M REHAB
SALES TRANSACTION - 3% VALUE

LP ALWAYS FIRST

NO FEES OR GP SPLIT UNTIL PREF IS MET
NO BACK END FEES UNTIL AAR/MULTIPLIER ARE MET
LP CAPITAL IS RETURNED BEFORE GP CAPITAL
PREF RETURNS NOT MET ARE MADE UP THE NEXT YEAR

MANAGER CONTRIBUTIONS

5% REQUIRED CAPITAL TO CLOSE WILL COME FROM GP
J NEW INVESTING LEAVING $319K EQUITY INTO FUND
J NEW INVESTING SOLD AT HALF CURRENT MARKET VALUE
EMD PROVIDED BY GP

RETURNS BREAKDOWN

YEARLY INCOME (AVERAGE)
*BASED ON YEAR OVER YEAR RETURNS
**PROJECTED BASED ON HISTORICAL APPLICATIONS
OF UNDER WRITING AND ASSET MANAGEMENT

**Macon / Warner Robins 654 unit - $2.02m
*Hampton roads offerings - $143,000
*J New investing - $115,000
**NEW ACQUISITIONS ($5m AT 15% aar) - $750,000
**REINVESTED CAPITAL FROM REFINANCE - $925,000
**EMD (5-10% of a deal's gp) - $55,000
**KP (10-15% of a deal's gp) - $70,000

TOTAL AAR = 20.39% (ADVERTISING 16.5%)



KP/EMD
3.1%

REINVESTED CAPITAL
22.7%

654
49.5%

NEW ACQUISITIONS
18.4%

HAMPTON ROADS
3.5%

Futures Assumptions

*Refinance macon / warner robins at year 3 - 75% LTV to pull out $8M for redeployment

*become emd / kp partners in one deal only. we will strive to be in more.

*new acquisitions fall short of fair winds' proforma performance criteria by 25%

*new acquisitions not modeled out for a refinance

*cap rate expansion year by year

*delinquency rate increase during initial management change



How to invest into fwef-1

In order to invest, unaccredited investors must invest through our third party platform with Net Shares while accredited investors may invest through either net shares or the fair winds capital investments portal.
*Both must read through our private placement memorandum prior to wiring subscriptions

1. E-qrp / SDIRA / Solo 401-k / TSP
2. Whole life insurance
3. Savings
4. Private equity
5. Bring in Friends - earn additional general partnership shares



Get In Touch With Us

For inquiries or follow-ups

Website

www.fwcinvestments.com

Director's Phone Number

256-239-7876

Email Address

jonathan@fwcinvestments.com

FAIR WINDS
Capital investments

EXHIBIT A
COMPANY DECK

Fair Winds Equity Fund 1

FWEF-1

About Fair Winds Capital Investments

A HISTORY
THE NAME AND THE TEAM

FAIR WINDS, A PHRASE SAID BETWEEN SHIPMATES IN THE NAVY, MEANS "I WISH YOU A SAFE AND PROSPEROUS JOURNEY."

FOUNDED SOLEY BY NAVY AND MARINE CORPS OFFICERS, FAIR WINDS MODELS OUR GOALS FROM THIS PHRASE. WHILE NO INVESTMENT IS EVER TOTALLY SAFE, WE STRIVE TO THINK OF ANY POSSIBLE RISKS AND THE STRATEGIES TO MITIGATE THOSE RISKS DERIVED FROM DECADES OF COLLECTIVE REAL ESTATE EXPERIENCE.

BOARD OF DIRECTORS



JONATHAN NEW

Director

COREY CHONSKY

Director
COMMERCIAL REAL
ESTATE

VADIM REY

DEPUTY DIRECTOR

DREW LADNER

DIRECTOR
RESIDENTIAL REAL ESTATE

OUR EXPERIENCED TEAM

$5.5M
renovations
completed

253
Units under management

4
syndication
sponsorships

$20.6M
assets under management

65
Real estate transactions
in previous year

26
combined years of
real estate investing
experience

66
Combined years of
military leadership
experience

0
deals that trail
proforma

Fair winds by the numbers

although founded in 2020, Fair winds capital is comprised of a group of top performers both in their military and investing careers. Having worked together on other ventures, the board of directors brings a synchronized vision to their investments.

THE FAIR WINDS TARGET MARKETS AND SUBMARKETS



VIRGINIA - HAMPTON ROADS / RICHMOND

NORTH CAROLINA - RALEIGH / DURHAM / CHARLOTTE

SOUTH CAROLINA - CHARLESTON

GEORGIA - ATLANTA / AUGUSTA / SAVANNAH

ALABAMA - HUNTSVILLE / BIRMINGHAM / AUBURN / MOBILE

FLORIDA - JACKSONVILLE / TALLAHASSEE / ORLANDO

 CURRENT FAIR WINDS LOCATIONS
HAMPTON ROADS, VIRGINIA / MACON, GEORGIA



ACQUISITION GUIDELINES

ECONOMY

- Zip Code income avg over $45k
- Over 1.5% YoY job growth
- Over 3.5% YoY rent growth
- 3 major employment centers
- Average home prices over $155,000

POPULATION

- Over 75,000 within 10 miles
- Over 1.2% YoY growth by zip code

COMMUNITY

- Easy Highway Access
- Within 5 min of grocery / food
- Within 1 hour of major airport / msa
- B / C+ neighborhood, trending up
- strongly rated school systems
- low violent crime statistics

VALUE ADD (EXAMPLES)

- Vacancy over 25%
- Expense ratio over 60%
- Rents over $150 below market
- Not capturing "other" income
- Owner paid utilities

PERFORMANCE

- 100% capital return by year 5
- Average Annual return over 20%
- DSCR over 1.25x

PROPERTY

- Over 70 units
- Townhome or Garden Style
- Onsite management
- Under 30% one bedroom mix
- C+ Class property or better
- Amenities on site
- Able to add washer/dryers

$20M

TOTAL RAISE TARGET
MAY 2021

70%

INVESTOR EQUITY SPLIT

8%

INVESTOR PREFERRED RETURN

6 YEARS

100% RETURN OF CAPITAL

10 YEARS

DIVIDENDS RECEIVED

2.0X

EQUITY MULTIPLE

16.5%

AVERAGE ANNUAL RETURN

16.5%

INTERNAL RATE OF RETURN

6.5%

CASH ON CASH YEAR 1

HOW: WAYS THAT WE EARN YOUR RETURNS



Sponsorship
our primary roll
in real estate



Liquidity /
net worth
key principal(KP)



mentorship
experience
key principal



EMD Lending
recycled back
to fwef-1 at
closing



asset and
business plan
management

HOW: FWEF-1 FUND ACQUISITIONS PROCESS



FULLY FUNDED MAY 2021



CLOSE INITIAL DEALS



ACQUIRE DEALS THAT ALIGN WITH ADVERTISED PARAMETERS



DEALS REFINANCE, CAPITAL IS REINVESTED INTO NEW PROPERTIES



PROPERTIES SELL, PROCEEDS ARE SPLIT AMONGST GP/LP

WHY: FWEF-1 FUND CAPABILITIES



Immediately Deployable Capital to Compete for Best Deals



Numerous Entry Strategies into Deals (KP / EMD)



Diversify Returns to Mitigate Risk



Access to Robust Off Market Campaigns



Quarterly Dividends Year 1 Monthly Dividends Years 2-10

Initial acquisitions

844 Units
$54.6M Initial value
two thriving MARKETS





654 Unit Portfolio

Macon/Warner Robins, GA

FIVE PROPERTIES
LIGHT CONSTRUCTION / HEAVY
MANAGEMENT VALUE ADD



J New Investing Portfolio

Hampton Roads, VA

RESIDENTIAL AND COMMERCIAL
STABILIZED AND CASH FLOWING



Hampton Roads offerings

OWNERSHIP IN 66 UNITS

HEAVY CONSTRUCTION AND
MANAGEMENT VALUE ADD DEALS
WITH IMMENSE UPSIDES

J NEW INVESTING

OWNERSHIP RIGHTS OF 163 UNITS
ACROSS 16 PROPERTIES

J New investing key points

OCCUPANCY - 94%

GROSS INCOME - $156,000

EXPENSES - $41,500

PROFORMA NOI - $140,000

TOTAL VALUE -$2.7M

PURCHASE - $1.3M

TOTAL EQUITY - $919,000

DOWN PAYMENT - $600,000

654 UNIT PORTFOLIO

FIVE PROPERTIES IN B AND C+ AREAS
EXCEPTIONAL COMMUNITY APPEAL

654 UNIT PORTFOLIO
KEY POINTS

OCCUPANCY - 84%
GROSS INCOME - $6.3M
EXPENSES - $3.49M
PROFORMA NOI - $3.96M
PURCHASE - $45.5M
TOTAL EQUITY - $10.5M

VS

VILLAGE SOUTH

APARTMENT HOMES

478-225-2080

Hampton roads offerings

66 units across two quickly emerging submarkets of hampton roads

Hampton Roads
key points

OCCUPANCY – 88%

GROSS INCOME – $604,000

EXPENSES – $319,000

PROFORMA NOI – $387,000

TOTAL VALUE – $6.4M

TOTAL EQUITY – $2.05M

INVESTMENT – $650,000

The Courtyard
at Ivy Farms

642 Dresden Drive

Investment Breakdown

Uses of the $20M fund

Macon / Warner Robins 654 unit - $12M
reserves for deployment / operations - $5M
Liquidity - $1M
Hampton roads offerings - $650,000
start up fees - $750,000
J New investing - $600,000



Reserves
25%

Liquidity
10%

654 Unit Portfolio
60%

Hampton Roads
1.7%

FEES AND CARVE OUTS

FUND START UP
3.75% OF RAISED CAPITAL

LEGAL
INITIAL MARKETING
FINANCIAL AUDIT
BROKER / DEALER SERVICES
EXCESS PAID TO MANAGER: NOT TO EXCEED 3.75%

INDIVIDUAL PROPERTIES

ACQUISITION FEE - 2.5% PURCHASE
ASSET MANAGEMENT - 3% NET INCOME
CONSTRUCTION - 1% PURCHASE IF OVER $1M REHAB
SALES TRANSACTION - 3% VALUE

LP ALWAYS FIRST

NO FEES OR GP SPLIT UNTIL PREF IS MET
NO BACK END FEES UNTIL AAR/MULTIPLIER ARE MET
LP CAPITAL IS RETURNED BEFORE GP CAPITAL
PREF RETURNS NOT MET ARE MADE UP THE NEXT YEAR

MANAGER CONTRIBUTIONS

5% REQUIRED CAPITAL TO CLOSE WILL COME FROM GP
J NEW INVESTING LEAVING $319K EQUITY INTO FUND
J NEW INVESTING SOLD AT HALF CURRENT MARKET VALUE
EMD PROVIDED BY GP

RETURNS BREAKDOWN

YEARLY INCOME (AVERAGE)
*BASED ON YEAR OVER YEAR RETURNS
**PROJECTED BASED ON HISTORICAL APPLICATIONS
OF UNDER WRITING AND ASSET MANAGEMENT

**Macon / Warner Robins 654 unit - $2.02m
*Hampton roads offerings - $143,000
*J New investing - $115,000
**NEW ACQUISITIONS ($5m AT 15% aar) - $750,000
**REINVESTED CAPITAL FROM REFINANCE - $925,000
**EMD (5-10% of a deal's gp) - $55,000
**KP (10-15% of a deal's gp) - $70,000

TOTAL AAR = 20.39% (ADVERTISING 16.5%)



KP/EMD
3.1%

Reinvested Capital
22.7%

654
49.5%

New Acquisitions
18.4%

Hampton Roads
3.5%

FUTURES ASSUMPTIONS

*Refinance macon / warner robins at year 3 - 75% LTV to pull out $8M for redeployment

*become emd / kp partners in one deal only. We will strive to be in more.

*new acquisitions fall short of fair winds' proforma performance criteria by 25%

*new acquisitions not modeled out for a refinance

*cap rate expansion year by year

*delinquency rate increase during initial management change



How to invest into fwef-1

In order to invest, unaccredited investors must invest through our third party platform with Net Shares while accredited investors may invest through either net shares or the fair winds capital investments portal.
*Both must read through our private placement memorandum prior to wiring subscriptions

1. E-qrp / SDIRA / Solo 401-k / TSP
2. Whole life insurance
3. Savings
4. Private equity
5. Bring in Friends - earn additional general partnership shares



Get In Touch With Us

For inquiries or follow-ups

Website

www.fwcinvestments.com

Director's Phone Number

256-239-7876

Email Address

jonathan@fwcinvestments.com

FAIR WINDS
Capital Investments